EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	Year-to-date ended
	June 16, 2006	June 17, 2005
Income (loss) from continuing operations before income taxes	$133	$113
Add (deduct):
Fixed charges	237	265
Capitalized interest	(2)	(2)
Amortization of capitalized interest	3	3
Minority interest in consolidated affiliates	29	12
Equity in (earnings) losses related to certain 50% or less owned affiliates	5	1
Distributions from equity investments	2	1
Dividends on preferred stock	(10)	(15)
Issuance costs of redeemed preferred stock	(6)	(4)

Adjusted earnings	$391	$374

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$198	$223
Capitalized interest	2	2
Dividends on preferred stock	10	15
Portion of rents representative of the interest factor	21	21
Issuance costs of redeemed preferred stock	6	4

Total fixed charges and preferred stock dividends	$237	$265

Ratio of earning to fixed charges and preferred stock dividends	1.6	1.4